EXHIBIT 99.3

Vicinity Motor Corp. Expands Strategic U.S. Distribution Partnership with ABC Companies

Expanded Partnership to Further Enhance Vicinity’s Presence in the United States; Includes New Orders for 18 VMC Optimal S1 Shuttle Buses & 3 Vicinity Classic Buses

VANCOUVER, BC – March 15, 2022 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced the expansion of its strategic U.S. distribution agreement with ABC Companies (“ABC”), a leading provider of motorcoach and transit equipment in North America.

The ABC distributorship supports Vicinity’s focus on U.S. expansion to market the Vicinity™ heavy duty mid-size bus, the Vicinity Lightning™ EV and the VMC Optimal EV S1 low floor shuttle bus to new and existing customers.

Under the expanded agreement, ABC will distribute Vicinity’s product portfolio to 18 states covering key population centers across the country important to VMC’s growth markets. The Vicinity line fills in key transit and private shuttle markets within the ABC portfolio of new vehicles for these locations, enhancing the offering to current customers while expanding to other sectors.

In conjunction with the new agreement, ABC has contracted to order 18 VMC Optimal S1 shuttle buses and 3 Vicinity™ Classic buses – in addition to the previously announced order for 10 Vicinity Lightning™ EV buses slated for delivery in 2022.

Roman Cornell, President and CCO of ABC Companies stated, “Our expanded partnership with VMC is important as ABC continues to be a market leader in adoption and deployment of electric vehicles. Vicinity’s innovative and environmentally friendly vehicle solutions support our focus on delivering excellence and performance.”

“Our partnership with ABC continues to evolve as we expand our already robust North American footprint and broad product portfolio,” said William Trainer, Founder and Chief Executive Officer of Vicinity Motor Corp. “ABC’s proven track record of customer sales, service and support in the U.S. has enabled us to rapidly increase interest for both our traditional and EV product lines with key transit agencies and private companies alike.

“This new agreement will allow them to now market the VMC Optimal EV S1, a fully-electric low floor chassis built on the E450 frame that enables zero-emission operation for an extensive range of market segments including commercial trucks and buses, ambulances, recreational vehicles and fleet trucks. We look forward to continuing our sales momentum with ABC in the coming months as we strive to generate sustainable value for our shareholders,” concluded Trainer.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, the VMC 1200 electric truck and a VMC Optimal-EV shuttle bus. In addition, the Company sells its proprietary electric chassis alongside J.B. Poindexter business unit EAVX, the Company’s strategic partner, for upfitting into next-generation delivery vehicles. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@grandewest.com

U.S. Investor Relations Contact:
Lucas Zimmerman or Mark Schwalenberg, CFA
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Canadian Investor Relations Contact:
MarketSmart Communications Inc.
877-261-4466
Info@marketsmart.ca

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, the timing of the completion of the vehicle assembly facility in the State of Washington, the effect of the COVID-19 pandemic, related government-imposed restrictions on operations, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.